Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for each of the periods indicated:

	Nine Months
	Ended September 30,	Fiscal Years Ended December 31,
	2016	2015	2014	2013	2012	2011

	(in thousands, except ratio computation)
Earnings:
Income (loss) from continuing operations	$51,947	$8,991	$270,077	$71,052	$(15,745)	$84,794
Interest	23,204	25,924	27,060	19,378	25,001	12,587
Earnings available for fixed charges	$75,151	$34,915	$297,137	$90,430	$9,256	$97,381
Fixed charges:
Interest	$23,204	$25,924	$27,060	$19,378	$25,001	$12,587

Ratio of earnings to combined fixed charges and preferred share distributions (1)	3.2	1.3	11.0	4.7	0.4	7.7

(1) The ratio of earnings to fixed charges was below one-to-one for the year ended December 31, 2012 as a result of discontinued operations. The earnings available for fixed charges was $15.7 million less than the total of fixed charges.